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                                                  Private Client Group

                                                  Business Advisory Services
                                                  Sears Tower
                                                  233 South Wacker Drive
[GRAPHIC OMITTED]                                 Suite 5620
                                                  Chicago, IL 60606
                                                  (312) 928-8800
                                                  FAX (312) 928-1987
                                                  FAX (312) 928-8844



                               July 6, 2000

Special Committee of the
Board of Directors (the "Special Committee")
Business Resource Group
2150 North First Street, Suite 101
San Jose, CA 95131


Members of the Special Committee:

Business Resource Group (the "Company") and BRG Acquisition Corporation (the "Acquiror"), a subsidiary of BR Holdings LLC, which is a subsidiary of Three Cities Research Corp. ("Three Cities"), propose to enter into a Plan and Agreement of Merger (the "Merger Agreement") pursuant to which (i) the Acquiror would commence a tender offer (the "Tender Offer") for all outstanding shares of the Company's common stock, par value $0.01 per share (the "Common Shares"), for $9.25 per share, net to the seller in cash (the "Consideration") and (ii) the Company, or the Company's successor, would be merged into the Acquiror in a merger (the "Merger"), in which any Common Share not acquired in the Tender Offer, other than certain Common Shares held by management, held in treasury, held by the Acquiror or held by any direct or indirect subsidiary of the Company or as to which dissenter's rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction."

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Common Shares, other than members of the management of the Company who are participating in the Transaction with Three Cities (the "Participating Holders"), pursuant to the Merger Agreement is fair from a financial point of view to such holders, other than the Participating Holders.

In arriving at the opinion set forth below, we have, among other things:

         (1) Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

         (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

         (3) Conducted discussions with members of the senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

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                                        MERRILL LYNCH BUSINESS ADVISORY SERVICES
Business Resource Group
07/06/00
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         (4)      Reviewed  the market  prices and  valuation  multiples  of certain publicly traded companies that we deemed to be relevant;

         (5) Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

         (6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

         (7)      Reviewed a draft dated July 5, 2000 of the Merger Agreement;
                  and

         (8) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that such information has been reasonably prepared and reflects the best currently available estimates and judgment of Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Special Committee to solicit, nor have we solicted, third-party indications of interest for the acquisition of all or any part of the Company.

In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have also in the past, and may continue in the future, provide financial advisor services to Three Cities. In the ordinary course of our business, we may actively trade the Common Shares and other securities of the Company, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the sole use and benefit of the Special Committee. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any holder of the Common Shares as to whether to tender such Common Shares in the Tender Offer or as to how such holder should vote on the proposed Merger or any matter related thereto.

We are not expressing any opinion herein as to the prices at which the Common Shares will trade following the announcement of the Transaction.

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                                        MERRILL LYNCH BUSINESS ADVISORY SERVICES
Business Resource Group
07/06/00
Page 3


On the basis of, and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Common Shares in the Transaction, other than the Participating Holders, is fair from a financial point of view to the holders of Common Shares, other than the Participating Holders.


                                  Very truly yours,

                                  MERRILL LYNCH, PIERCE, FENNER & SMITH
                                             INCORPORATED


                                  By:
                                      ------------------------------------
                                      Kit A. Kamholz
                                      Vice President
                                      Merrill Lynch Business Advisory Services